Exhibit 99.1

FEMSA ANNOUNCES FINAL TENDER RESULTS AND ACCEPTANCE OF NOTES FOR ITS
PREVIOUSLY ANNOUNCED TENDER OFFERS

March 17, 2023

MONTERREY, MEXICO - FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) (“FEMSA”) today announced the final tender results and acceptance for its previously announced offers to purchase for cash FEMSA’s notes of the series set forth in the table below (all such notes, the “Notes” and each such series, a “series” of Notes), for an aggregate purchase price, excluding accrued and unpaid interest and additional amounts, if any (the “Aggregate Purchase Price”), of up to US$2.0 billion (the “Tender Cap”), from registered holders of the Notes (each a “Holder” and, collectively, the “Holders”). We refer to our offer to purchase each series of Notes as an “Offer” and collectively as the “Offers.” The Offers were made pursuant to the terms and subject to the conditions set forth in the amended and restated offer to purchase dated February 17, 2023 (as further amended on March 3, 2023, the “Offer to Purchase”).

The following table summarizes the final tender results for the Offers as of 11:59 p.m., New York City time, on March 16, 2023 (the “Expiration Time”):

Notes	CUSIP/ISIN	Principal Amount Outstanding(1)	Acceptance Priority Level	Total Consideration(2)	Principal Amount Tendered on or prior to the Early Tender Time and Accepted for Purchase(3)	Principal Amount Tendered after the Early Tender Time and on or prior to the Expiration Time and Accepted for Purchase
3.500% Senior Notes due 2050	344419 AC0 / US344419AC03	US$2,500,000,000	1	US$752.78	US$942,854,000	US$200,000
4.375% Senior Notes due 2043	344419 AB2 / US344419AB20	US$700,000,000	2	US$869.57	US$146,750,000	US$420,000
0.500% Senior Notes due 2028	-/ XS2337285519	€700,000,000	3	€848.76	€387,971,000	€18,560,000
1.000% Senior Notes due 2033	-/ XS2337285865	€500,000,000	4	€751.49	€255,138,000	€4,050,000

(1)	Immediately prior to the commencement of the Offers.
(2)	Per US$1,000 or €1,000, as applicable, principal amount of each series of Notes validly tendered (and not validly withdrawn) on or prior to the Expiration Time and accepted for purchase pursuant to the Offers. The Total Consideration (as defined below) for each series of Notes includes a tender premium in the amount of US$30 per US$1,000 or €30 per €1,000, as applicable, principal amount of Notes validly tendered on or prior to the Expiration Time (and not validly withdrawn) and accepted for purchase pursuant to the Offers (the “Tender Premium”).
(3)	FEMSA initially settled on March 7, 2023 the Offers with respect to each series of Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Time.

FEMSA has accepted for purchase all Notes validly tendered (and not validly withdrawn) in the Offers after 2:00 a.m., New York City time, March 3, 2023 (the “Early Tender Time”), and on or prior to the Expiration Time. Holders who validly tendered (and not validly withdrew) their Notes after the Early Tender Time and on or prior to the Expiration Time and whose Notes have been accepted for purchase are entitled to receive the applicable total consideration set forth in the table above (the “Total Consideration”), which includes the Tender Premium, plus accrued and unpaid interest on the accepted Notes from and including the last interest payment date to, but not including, the Final Settlement Date (as defined below) and additional amounts thereon, if any.

The Offers have now expired. No Notes tendered after the Expiration Time will be accepted for purchase pursuant to the Offers. Notes that have been validly tendered (and not validly withdrawn) after the Early Tender Time and on or prior to the Expiration Time, cannot be withdrawn, except as may be required by applicable law.

The final settlement date on which FEMSA will make payment for Notes tendered (and not validly withdrawn) after the Early Tender Time and on or prior to the Expiration Time and accepted in the Offers is expected to be March 20, 2023 (the “Final Settlement Date”).

All conditions described in the Offer to Purchase that were to be satisfied or waived on or prior to the Expiration Time have been satisfied or waived.

* * *

FEMSA engaged BofA Securities, Inc. as dealer manager in connection with the Offers (the “Dealer Manager”). Global Bondholder Services Corporation acted as the tender and information agent for the Offers.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offers were not made to Holders in any jurisdiction in which FEMSA was aware that the making of the Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws required the Offers to be made by a licensed broker or dealer, the Offers were deemed to be made on FEMSA’s behalf by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers may be directed to BofA Securities, Inc. at (888) 292-0070 (toll-free) or (646) 855-8988 (collect) or (+44) (207) 996 5420.

Neither the Offer to Purchase nor any documents related to the Offers have been filed with, nor have they been approved or reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

FEMSA Forward Announcement

The offers described above form an integral part of the series of strategic initiatives announced by FEMSA on February 15, 2023, as a result of a thorough strategic review of its business platform, including the bottom-up definition of long-range plans for each business unit, as well as the top-down analysis of FEMSA’s corporate and capital structure. That announcement is available at: https://www.globenewswire.com/news-release/2023/02/15/2609255/0/en/FEMSA-Forward-Announcing-results-of-strategic-review.html. That announcement does not form part of this communication.

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, an operator of convenience and foodvenience formats present in 5 countries in Europe. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. FEMSA undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.